May 6, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Lynn A. Schefsky
Senior Vice President and General Counsel
Crompton Corporation
199 Benson Road
Middlebury, CT 06749

Re: 	Crompton Corporation
Form S-4 filed April 5, 2005
Form 10-K for the fiscal year ended December 31, 2004
File Nos. 333-123857 and 001-15339

Dear Mr. Schefsky:

      We have reviewed your filings and have the following additional comment. We welcome any questions you may have about this comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Exhibit 10.22 to your annual report on Form 10-K for the fiscal year ended December 31, 2004, incorporated by reference to Exhibit
10.43 to your registration statement on Form S-4 filed October 8, 2004, is an August 16, 2004 credit agreement between your company, various lending institutions, Deutsche Bank AG, Cayman Islands Branch, and Deutsche Bank AG New York Branch. The Schedule of Existing Indebtedness filed as Schedule VII to the agreement lists bank guarantees issued to Crompton Europe B.V. in favor of GFTO Hotin
Sq., Maisat, Damascus, Syria, and ASSC-Tehran. It also lists a bank guarantee issued to Crompton B.V. in favor of Foreign Trade, Damascus, Syria.

Please describe for us your/your subsidiaries` relationships with Syria and Iran, and/or Syrian or Iranian entities, and whether any Syrian or Iranian entity with which you have contact is an agency of, or controlled by, the government of Syria or Iran. In light of the fact that Syria and Iran have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the materiality to your company of your contacts with those countries and/or entities located there, and give us your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

*	*	*	*

      Please respond to this comment by providing the supplemental information requested. Please furnish a cover letter that is filed on EDGAR. Please understand that we may have additional comments after reviewing your response.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, the undersigned at (202) 942-1950 with any questions.

Sincerely,



Pamela A. Long
Assistant Director



Cc:	Mr. Jeffrey M. Lipshaw
Great Lakes Chemical Corporation
9025 North River Road, Suite 400
Indianapolis, IN 46240

Mr. Scott J. Davis
Mr. James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, IL 60603-3441

Mr. Thomas A. Roberts
Mr. R. Jay Tabor
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
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Mr. Lynn A. Schefsky
May 6, 2005
Page 1 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE